Room 4561
      June 10, 2005

David Ayres
President
Prism Software Corporation
15500-C Rockfield Blvd.
Irvine, California  92618

      Re:	Prism Software Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 0-19470

Dear Mr. Ayres,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Fiscal Year Ended December 31, 2004
Financial Statements
Revenue Recognition, page F-8

1. Your disclosure indicates that revenues related to initial 12-month maintenance agreements are recognized upon delivery of the software and any revenues associated with maintenance renewals are deferred and recognized on a straight-line basis over the duration of the renewal periods. Explain to us the basis for this revenue recognition policy. Please refer to the relevant paragraphs of SOP
97-2 and explain how you applied this guidance in concluding that your policy is appropriate.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Management`s Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, page 9

2. Please explain to us the basis for your belief that expected cash flows from operations, borrowing, and the possible proceeds from sales of securities will be sufficient to finance your operations at currently anticipated levels for a period of at least twelve months.
Provide us with details regarding how you intend to increase cash flows from operations, secure additional borrowings and sell securities in order to fund your operations over the next twelve months and beyond. In addition, explain why you believe your disclosures are sufficient considering there appear to be significant uncertainties related to your liquidity. Refer to Section IV of SEC
Release No. 33-8350.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Brent Watson, Staff Accountant, at (202)
551-
3483, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
						Senior Assistant Chief Accountant
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David Ayres
Prism Software Corporation
June 10, 2005
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